Exhibit 99.8

Common TV Address

INFOSYS COMMON TV ADDRESS

Q3 FY 2014 Results

January 10, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

S. D. Shibulal

Good morning everyone. It is a pleasure for me to be here. Let me start by wishing all of you a Happy New Year. We had a decent Q3. Our revenue grew by 1.7% in reported currency terms and 1.2% in constant currency terms. Onsite volumes declined by 3.4% and the offshore volumes increased by 2.6%. Overall volumes increased by 0.7%. Our operating margins have gone up by 1.5% sequentially, excluding the impact of the provision which we did for the one-time charge of the visa related matters in Q2.

In Q3 we have added 54 new clients.

The external business environment continues to improve gradually in most business segments. Clients are looking at spending and are willing to engage on new initiatives.

Budgets activity for our clients is moving on a timely basis. Overall, across verticals we see mix trends regarding 2014. We expect the budgets to be flat year-on-year. At the same time, our clients are very much focused on cost optimization. This in turn opens up opportunities for us to create solutions which will reduce their total cost of ownership.

Pricing continues to be stable. Our pricing went up on a blended terms by 0.7% quarter-on-quarter. However, we continue to see pricing pressure in large outsourcing deals.

During the quarter we have realigned our business portfolio to further enhance our focus on deepening client relationships, increasing market share, creating service differentiation through innovation and agility. Towards that, we have appointed BG Srinivas and UB Pravin Rao as Presidents. BG will focus on global markets while Pravin will focus on global deliveries and service innovation.

We had earlier expanded the Executive Council so that heads of units and business functions can participate in Executive Council deliberations. However under the new structure, the two Presidents will put in place appropriate governance structures for their respective areas. Hence, the Executive Council will be disbanded effective April 1, 2014.

We have increased our FY14 guidance. Our guidance for FY14 is 11.5%-12% year-on-year. This in turn is 12.4%-12.9% in constant currency terms. Now, this guidance is based on what we achieved over the last 3 quarters and our expectations for Q4.

I will now pass on to Rajiv.

Rajiv Bansal

Good morning, everyone. Wish all of you a very happy new year. Let me take you through the financial highlights:

Our third quarter revenues was $2.1 bn as against $2,066 mn for the previous quarter. This is a growth of 1.7% on a reported currency basis and 1.2% on constant currency basis. Our gross margin for the quarter improved by 80 basis points to 36.1% and the operating margin during the quarter improved by 1.5% to 25% mainly on account of initiatives to increase efficiency in our operations. Net margin for the quarter expanded to 22.1% as compared to 20.2% last quarter, excluding the visa related matter charge that we had taken last quarter.

EPS for the quarter is at $0.81 as against $0.73 last quarter excluding the visa related charges which is sequential growth of 11%.

As Shibu mentioned our revenue productivity per employee has gone up by 2.2% on sequential basis both onsite and offshore but because of the onsite mix reduction from 31.2% to 29.9%, the blended increase in revenue productivity is at 0.7% during the quarter.

Our other income was higher by $ 36 mn as against previous quarter mainly on account of forex gains of $ 19 mn in Q3 as against a loss of $ 14 mn last quarter. As you would recollect last quarter we had seen extreme volatility in currency markets which resulted in a loss of $14 mn over the last quarter.

During the quarter, our average rupee was at 62.03 as against 62.77, an appreciation of 1.2%. We have outstanding hedges of 1.049 bn as of December end. Our effective tax rate for the quarter is at 27.9%. Our cash flows from operations during the quarter is at $ 439 mn which is at 95% of the net profit. After paying dividend of $219 mn and capex of $123 mn during the quarter, our cash and cash equivalent including available for sale assets and certificats of deposits is at Rs.27,440 crores.

As Shibu said we have increased our guidance in dollar terms to 11.5% to 12%.

Lastly, I would like to reiterate that while we have seen early results of our initiatives to increase efficiencies, we continue to evaluate our business needs and make investments wherever necessary. Thank you so much.

Interviewer

Thank you Rajiv, Thank you Shibu. We have received few questions from analysts so we will start with the first one. Yogesh Aggarwal from HSBC, Rishi Jhunjhunwala of Goldman Sachs and Jamie Friedman of Susquehanna Capital have following questions - is the company losing share due to the management changes? Is the departure of the top level impacting decision-making and execution timelines?

S. D. Shibulal

So the simple answer is no. As an organization we have always believed in building a very deep leadership goal. In fact we have started our Leadership Institute in Mysore in 2002. 11 years have passed since then. We have people who are Tier-1 leaders, Tier-2 leaders and Tier-3 leaders. As you can see the transitions over the last few quarters have been smooth and quick in each case. We also have a multi-level relationship model with our clients. Our relations with our clients is deep, it is based over a long period of time. It is also based at multiple levels. So for example with a large client, I will have a relationship, somebody else will have a relationship, the third level will have another relationship. So, as and when somebody transitioned out because of our multi-level relationship, we are able to transition. We are able to make sure that the client feels comfortable and continue to feel comfortable with Infosys going forward.

Interviewer

Thank you Shibu. We have another question from Govind Agarwal of JM Financial. The same question is from Ashish Chopra of Motilal Oswal and Sandeep Shah from CIMB. They ask, can you elaborate on client budgets and early indicators for the calendar year 2014?

S. D. Shibulal

As I said, the client budgets are progressing timely. We expect most of them to close in January. We are seeing varying trends across varying verticals. Overall, we expect the client budgets to be stable from last year to this year. At the same time most of our clients are focused on cost optimization. This does open up opportunities for us to create solutions, to reduce the total cost of ownerships and that in turn gives us opportunity to grow with our clients.

Interviewer

Thank you Shibu, thank you Rajiv. With that we come to the end of our Common TV address. Thank you so much for being here with us.